CEL-SCI CORPORATION

8229 Boone Blvd. #802

Vienna, VA 22182

(703) 506-9460

May 27, 2026

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CEL-SCI Corporation
Post-Effective Amendment to Registration Statement on Form S-3
File No. 333-265995

CEL-SCI Corporation (the “Company”) requests that the above-captioned registration statement be withdrawn. The reason for this request is that the Post-Effective Amendment was filed in error.

No securities were sold by means of the Post-Effective Amendment to the Registration Statement.

Very Truly Yours,

CEL-SCI CORPORATION

/s/ Geert R. Kersten
Geert R. Kersten
Chief Executive Officer

WTH:tg